CM

03012414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 48302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gateway Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Richard Drive
(No. and Street)

Short Hills,	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Frank (973) 218-0487
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gateway Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

ALAN M. PERLBERG
A NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATEWAY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Gateway Partners, LLC

We have audited the accompanying statement of financial condition of Gateway Partners, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gateway Partners, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 21, 2003

GATEWAY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER31,2002

ASSETS

Cash	$ 265
Securities owned - at market value	9,919,337
Receivable from clearing broker	18,127,834
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $662,650	192,465
Other assets	15,562
TOTAL ASSETS	$ 28,255,463

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Securities sold not yet purchased - at market value	$ 22,786,795
Accrued expenses and other liabilities	6,667
TOTAL LIABILITIES	22,793,462
MEMBERS' CAPITAL	5,462,001
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 28,255,463

The accompanying notes are an integral part of this statement.

GATEWAY PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Gateway Partners, LLC (the "Company") is a limited liability company organized under the Limited Liability Company Law of the State of New York. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Philadelphia Stock Exchange acting as an options principal market maker. The Company operates on the floor of the Exchange executing proprietary transactions and has traders who trade off the floor of the Exchange. All such transactions are forwarded to Spear, Leeds and Kellogg, the Company's clearing agent, on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities and securities sold, not yet purchased, are valued at their last sales price, or, in the case of listed options, at the mean between the last bid and ask price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

As of December 31, 2002, primarily all of the securities owned and the amount due from clearing broker reflected in the statement of financial condition are positions with and amounts receivable from Spear, Leeds and Kellogg.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

GATEWAY PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds on a fully disclosed basis, and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $4,021,865, which exceeded the minimum requirement of $100,000 by $3,921,865. The Company's ratio of aggregate indebtedness to net capital was .002 to 1.